Exhibit 11

The Allstate Corporation and Subsidiaries
Computation of Earnings Per Common Share

	Year Ended December 31,
	2002	2001	2000
	(in millions except per share data)
Net Income	$1,134	$1,158	$2,211

Basic earnings per common share computation:
Weighted average number of common shares(1)	707.1	720.2	744.0

Net income per share—basic	$1.60	$1.61	$2.97

Diluted earnings per common share computation:
Weighted average number of common shares(1)	707.1	720.2	744.0
Assumed exercise of dilutive stock options	2.8	3.1	2.8
Shares issuable under Mandatorily redeemable preferred securities(2)	—	—	1.9

Adjusted weighted number of common shares outstanding	709.9	723.3	748.7

Net income per share—diluted	$1.60	$1.60	$2.95

(1)
Common shares held as treasury shares were 198 million, 188 million and 172 million, at December 31, 2002, 2001 and 2000, respectively.

(2)
See Note 11 "Capital Structure" of the Proxy Statement.